As filed with the Securities and Exchange Commission on October 24, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Lattice Strategies LLC

3.	Securities and Exchange Commission File No.: 811-23001

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8?

☒    Initial Application                 ☐    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Embarcadero Center, 23rd Floor, San Francisco, CA 94111

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

David James, Vice President and Managing Counsel

State Street Corporation

Legal - Tower 2, 3rd Floor, Mailstop CPH0326

100 Huntington Avenue, Boston, MA 02116

P 617 662 1742

F 617 662 3805

djames@statestreet.com

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Lattice Strategies LLC

One Embarcadero Center, 23rd Floor

San Francisco, CA 94111

Lattice Strategies LLC will maintain and preserve the records for its own operations, as required by the Investment Advisers Act of 1940, as amended, and will also maintain and preserve the records related to the inadvertent filing of the Form N-8A for Lattice Strategies Trust under the Adviser’s CIK. Additionally, Lattice Strategies Trust (811-23002) has appointed State Street Bank and Trust Company (“State Street”) as its record-keeper for administrator, custodian and transfer agent and State Street will also keep the records related to the inadvertent filing of the Form N-8A in accordance with the record-keeping rules under Investment Company Act of 1940, as amended.

State Street address is as follows:

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒     Open-end                 ☐    Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Form N-8A creating Lattice Strategies Trust was filed in error under the name and CIK number of Lattice Strategies LLC (the investment adviser of Lattice Strategies Trust) rather than under the name and CIK of Lattice Strategies Trust. Lattice Strategies LLC was never formed or organized as an open-end management company under any state law.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

The registrant did not have an investment adviser.

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

The registrant did not have a principal underwriter. The registrant does not have an effective registration statement under Form N-1A. The applicant has never made a public offering of its securities and does not propose to make a public offering of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide: Not Applicable

1. Depositor’s name(s) and address(es):

2. Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐     Yes             ☒    No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a) Did the fund obtain approval from the board of trustees concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒     Yes             ☐    No

If Yes, state the date on which the board vote took place:

The N-8A and Initial N-1A for Lattice Strategies Trust were incorrectly filed under the CIK for Lattice Strategies LLC on October 1, 2014. Lattice Strategies Trust correctly filed a Form N-8A and Initial N-1A under its own CIK later in the day on October 1, 2014. On October 2, 2014, the Trustee of Lattice Strategies Trust and officer of Lattice Strategies LLC authorized the RW Filing to withdraw the N-1A filed under the CIK of Lattice Strategies LLC and the filing of Form N-8F to deregister Lattice Strategies Trust under the CIK for Lattice Strategies LLC.

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐    Yes             ☒    No

If Yes, state the date on which the shareholder vote took place:

If No, explain: There are no shareholders and the Trust and its series have no assets.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐    Yes             ☐    No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐    Yes             ☐    No

(c)	Were the distributions made pro rata based on share ownership?

☐    Yes            ☐    No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐    Yes             ☐    No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐    Yes            ☐    No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐     Yes            ☐    No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐    Yes             ☐    No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22. (a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐    Yes             ☐    No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐    Yes            ☒    No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐    Yes             ☒    No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26. (a)	State the name of the funds surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

File number:

Form Type:

Filing Date:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Lattice Strategies LLC; (ii) he is the Trustee of Lattice Strategies Trust, which was the intended registrant when filing the N-8A; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.

/s/ Albert Lee
Name: Albert Lee
Title: Trustee